Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price ($)	Price Range ($)*
10/22/2026	Sale	100,000	20.66	20.50 - 21.12
10/23/2026	Sale	75,000	19.93	19.79 - 20.06
10/26/2026	Sale	54,766	19.59	19.50 – 19.97

* Where a price range is provided in the Price Range ($) column, the price reported in that row’s Price ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.